

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Ian Bothwell
Chief Financial Officer
Organicell Regenerative Medicine, Inc.
1951 NW 7th Ave, Suite 300
Miami, Florida, 33136

      Re: Organicell Regenerative Medicine, Inc.
          Registration Statement on Form S-1
          Filed September 22, 2022
          File No. 333-267563

Dear Mr. Bothwell:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Dale S. Bergman